UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

THE ALKALINE WATER COMPANY INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

01643A 207
(CUSIP Number)

copy to: Clark Wilson LLP 900 - 885 West Georgia Street Vancouver, British Columbia, Canada V6C 3H1 Tel: 604.687.5700 Fax: 604.687.6314
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	01643A 207

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Richard A. Wright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,669,572(1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
1,669,572(1)
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,669,572 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7% based on 20,043,479 shares of common stock issued and outstanding as of September 25, 2017.
14	TYPE OF REPORTING PERSON (See Instructions)
IN
(1)
Consists of 1,500,000 stock options exercisable within 60 days and 169,572 shares of common stock owned by Lifewater Industries, LLC.  Richard A Wright exercises voting and dispositive power with respect to the shares of common stock that are beneficially owned by Lifewater Industries, LLC.

CUSIP No.	01643A 207

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lifewater Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Nil
	8	SHARED VOTING POWER
169,572(1)
	9	SOLE DISPOSITIVE POWER
Nil
	10	SHARED DISPOSITIVE POWER
169,572(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
169,572 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8% based on 20,043,479 shares of common stock issued and outstanding as of September 25, 2017.
14	TYPE OF REPORTING PERSON (See Instructions)
OO
(1) Lifewater Industries, LLC, a limited liability company whose manager is Richard A. Wright, is the beneficial owner of 169,572 shares of common stock.

Item 1.  Security and Issuer
This Schedule 13D/A (the “Statement”) is being filed on behalf of Richard A. Wright (“Wright”) and Lifewater Industries, LLC (“Lifewater” and, together with Wright, collectively, the “Reporting Persons”) relating to the shares of common stock (the “Shares”) with $0.001 par value per share of The Alkaline Water Company Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 7730 E. Greenway Road, Suite 203, Scottsdale, AZ  85260.
Item 2.  Identity and Background
This Statement is filed by the Reporting Persons.
Wright, the President, Vice-President, Chief Executive Officer, Chief Operating Officer and director of the Issuer and a citizen of the United States, has an address at 7730 E. Greenway Road, Suite 203, Scottsdale AZ  85260.
Lifewater, a limited liability company organized under the laws of the State of Arizona and engaged in the investment and development of water related technology, has an address at 7730 E. Greenway Road, Suite 203, Scottsdale AZ  85260. Wright is the manager of Lifewater.
None of Wright and the managers of Lifewater has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Pursuant to Rule 13d-3 under the Act, by reason of his relationship with Lifewater, Wright may be deemed the beneficial owner of all of the Shares beneficially owned by Lifewater.  Wright and Lifewater may be regarded as a group for purposes of Rule 13d-5 under the Act.
Item 3.  Source and Amount of Funds or Other Considerations
Effective August 17, 2017, the following stock options held by Wright were cancelled by the Issuer without consideration in connection with the grant of the Series D Preferred Stock to Wright:
•	60,000 stock options exercisable at a price of $7.50 per share until October 9, 2023
•	12,000 stock options exercisable at a price of $8.25 per share until May 12, 2019
•	60,000 stock options exercisable at a price of $7.275 per share until May 21, 2024
•	16,000 stock options exercisable at a price of $5.75 per share until February 18, 2020
Effective August 25, 2017, Wright became the manager of Lifewater. Accordingly, Wright acquired voting and dispositive control over 169,572 Shares owned by Lifewater.
Item 4.  Purpose of Transaction
Wright acquired voting and dispositive control over 169,572 Shares owned by Lifewater upon becoming the manager of Lifewater. Wright’s stock options were cancelled in connection with the grant of the Series D Preferred Stock to Wright.
As of the date hereof, except as described in this Statement, the Reporting Persons do not have any plans or proposals which relate to or would result in:

•	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	Any material change in the present capitalization or dividend policy of the Issuer;

•
Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

•
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	Any action similar to any of those enumerated above.
Item 5.  Interest in Securities of the Issuer
As of the date hereof, the Reporting Persons beneficially own the aggregate number and percentage of outstanding Shares set forth below:
Reporting Person	Aggregate Number of Shares Beneficially Owned	Percentage of Outstanding Shares of Common Stock
Wright	1,669,572(1)	7.7%(2)
Lifewater	169,572	0.8%(2)
(1)
Consists of 1,500,000 stock options exercisable within 60 days and 169,572 Shares owned by Lifewater Industries, LLC.  Pursuant to Rule 13d-3 under the Act, by reason of his relationship with Lifewater as described in Item 2, Wright may be deemed the beneficial owner of all of the Shares beneficially owned by Lifewater.

(2)	Calculated based on 20,043,479 Shares outstanding as of September 25, 2017.
Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, Wright has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 1,669,572 Shares.

Lifewater has shared power to vote or direct the vote and shares power to dispose or to direct the disposition of the 169,572 Shares.
The response to Item 3 is responsive to this Item, too.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as set forth above or set forth in this Statement, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.
Item 7.  Material to Be Filed as Exhibits
None.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2017	/s/ Richard A. Wright Signature
Richard A. Wright

Dated: September 25, 2017	LIFEWATER INDUSTRIES, LLC /s/ Richard A. Wright Authorized Signatory – Richard A. Wright

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).